SilverCrest Announces Highest-Grade Discovery to Date at Las Chispas, Area 200 zone;

  1.4 metres est. true width at 16,189 gpt AgEq
  2.4 metres est. true width at 9,006 gpt AgEq
  1.6 metres est. true width at 13,345 gpt AgEq
TSX: SIL | NYSE American: SILV	For Immediate Release

VANCOUVER, BC - February 18, 2020 - SilverCrest Metals Inc. ("SilverCrest" or the "Company") is pleased to announce a new  discovery and additional drill results from the Babicanora Norte Vein ("Babi Norte Vein", or "Babi Norte", or the "Vein") of the Las Chispas Project ("Las Chispas") located in the state of Sonora, Mexico. Today's release includes results for a total of 216 holes, 65% of which are in-fill holes and 35% expansion holes, and announces the new discovery of the Babi Norte southeast faulted extension named "Area 200 zone" or "Area 200" after the discovery drill hole BAN19-200, which intercepted 2.0 metres (true width) grading 6,418 grams per tonne ("gpt") silver equivalent ("AgEq", defined in table below). With this discovery, the Babi Norte Vein becomes the highest-grade vein currently known on the property.

Expansion drilling has significantly increased the strike length of the Babi Norte Vein from 1.2 kilometres, as previously announced on February 25, 2019, to over 2.0 kilometres. Thirty-nine (39) of the 216 holes establish an initial high-grade footprint for Area 200 of 500 metres long by 125 metres in height (see attached Figures). Drill results for these 39 holes in Area 200 show an average est. true width of 1.5 metres with a weighted average grade of 16.11 gpt gold ("Au") and 2,166.5 gpt silver ("Ag"), or 3,375 gpt AgEq (uncut undiluted). Area 200 is not included in the current resource estimate. For reference, the current Babi Norte Vein model includes 8.6M oz AgEq indicated resources (130,500 tonnes at 11.57 gpt Au and 1,180 gpt Ag, or 2,047 gpt AgEq) and 12.5M oz AgEq inferred resources (277,700 tonnes at 8.21 gpt Au and 780 gpt Ag, or 1,395 gpt AgEq) and is based on a high-grade footprint 125 metres in height and only 900 metres of the estimated 2.0 kilometres strike length. Please refer to the "Technical Report and Preliminary Economic Assessment ("PEA") for the Las Chispas Property, Sonora, Mexico", dated effective May 15, 2019, as amended July 19, 2019, available on SEDAR. Babi Norte now has a total of 274 drill holes, including Area 200, which will be part of the updated resource and initial reserve estimate for the Feasibility Study ("FS") to be released in late H1, 2020. The cutoff date for drill data to be included in the FS is the end of February 2020.

N. Eric Fier, CPG, P.Eng, and CEO, remarked, "Since the high-grade discovery in January 2018 of the Babicanora Vein, Area 51 zone, the SilverCrest technical team has been systematically testing out its theory of "the Nature of Multiples" for the potential to discover parallel high-grade precious metal veins and zones similar to Area 51. With the high-grade discoveries of Las Chispas Vein, Area 118, in November 2019, and now the Babi Norte Vein, Area 200, this work has proven effective. Area 200, approximately 500 metres in strike length, is now considered the highest-grade discovery to date at Las Chispas and, combined with the remaining 1.5 kilometres strike length of the Vein, is the longest mineralized vein in the district, surpassing the Babicanora Vein. Area 200 is proximal to the Santa Rosa Decline, suggesting it could be easily accessed with minimal underground development. Congratulations to the SilverCrest team on another high-grade discovery and its ability to aggressively advance this for FS inclusion."

The most significant results for this release are Hole BAN19-274, at 1.4 metres (est. true width) grading 90.22 gpt Au and 9,422.3 gpt Ag, or 16,189 gpt AgEq, and Hole BAN19-213, which intersected 2.4 metres grading 45.71 gpt Au and 5,577.3 gpt Ag, or 9,006 gpt AgEq. Also, noteworthy is Hole BAN19-243 at 1.6 metres grading 75.78 gpt Au and 7,661.9 gpt Ag, or 13,345 gpt AgEq. The following table summarizes the most significant drill intercepts (uncut, undiluted);

Babicanora Norte Vein, Area 200 zone only:

Hole #	From (m)	To (m)	Drilled Width (m)	True Width (m)	Au gpt	Ag gpt	AgEq gpt*
BAN19-137	118.9	119.4	0.5	0.4	91.20	12,844.5	19,684
ban19-148	154.1	154.7	0.6	0.4	4.20	373.0	688
BAN19-151	126.7	127.2	0.6	0.4	6.15	585.0	1,046
BAN19-156	143.2	144.5	1.3	1.0	10.42	1,403.8	2,186
Includes	143.8	144.5	0.7	0.6	17.65	2,190.0	3,513
BAN19-170	161.4	163.3	1.9	1.6	10.06	1,962.1	2,717
Includes	161.4	161.9	0.5	0.4	20.50	2,670.0	4,207
BAN19-177	100.0	100.5	0.5	0.4	5.30	1,110.0	1,508
BAN19-182	188.9	191.6	2.7	2.2	17.72	1,801.7	3,130
Includes	188.9	189.8	0.9	0.8	52.00	5,270.0	9,170
BAN19-187	218.9	221.6	2.7	2.1	19.95	2,397.1	3,894
Includes	220.0	221.0	1.0	0.8	55.00	5,770.0	9,895
BAN19-195	210.6	211.1	0.5	0.4	1.11	92.0	175
BAN19-200	231.5	234.0	2.5	2.0	39.27	3,472.5	6,418
Includes	231.5	232.2	0.7	0.6	79.80	7,380.0	13,365
BAN19-209	214.6	215.6	1.0	0.8	8.55	2,527.5	3,169
BAN19-213	292.6	295.6	3.0	2.4	45.71	5,577.3	9,006
Includes	292.6	293.4	0.8	0.7	181.50	18,048.0	31,600
BAN19-218	303.8	304.3	0.5	0.4	2.22	1,805.0	1,972
BAN19-223	314.6	316.0	1.4	1.0	21.05	3,034.2	4,613
Includes	314.6	315.2	0.6	0.5	48.60	6,970.0	10,615
BAN19-227	152.9	154.4	1.4	1.2	0.55	194.6	236
BAN19-232	249.1	250.6	1.6	1.3	5.00	1,839.4	2,214
BAN19-233	268.4	268.9	0.5	0.4	4.19	423.0	737
BAN19-234	290.6	293.4	2.8	2.2	11.51	1,161.2	2,024
Includes	290.7	291.2	0.5	0.4	50.80	4,500.0	8,310
BAN19-235	190.7	194.8	4.1	3.3	3.18	3,742.6	3,981
Includes	192.3	193.3	1.0	0.9	0.05	6,520.0	6,524
BAN20-236	288.6	294.4	5.8	4.6	6.54	966.5	1,457
Includes	290.7	291.2	0.5	0.4	50.80	4,500.0	8,310
BAN20-238	175.6	176.1	0.5	0.4	3.15	348.0	584
BAN20-239	212.2	213.4	1.2	0.9	10.79	1,514.5	2,324
BAN20-240	197.2	197.9	0.7	0.6	1.21	131.0	222
BAN20-243	253.5	255.5	2.0	1.6	75.78	7,661.9	13,345
Includes	254.3	255.0	0.7	0.6	177.50	15,527.5	28,840
BAN20-245	175.4	176.0	0.6	0.5	2.55	690.0	881
BAN20-247	148.6	149.1	0.5	0.4	7.57	997.0	1,565
BAN20-251	196.3	198.1	1.8	1.4	6.31	1,208.9	1,682
Includes	196.8	197.6	0.8	0.7	15.05	2,640.0	3,768
BAN20-252	296.4	297.0	0.6	0.5	39.70	4,790.0	7,768
BAN20-253	273.7	278.1	4.4	3.5	12.58	1,741.3	2,685
Includes	274.5	275.3	0.8	0.6	36.90	5,110.0	7,878
BAN20-256	275.6	278.6	2.9	2.4	3.60	732.8	1,003
Includes	275.6	276.1	0.5	0.4	9.65	1,375.0	2,098
BAN20-257	299.8	300.3	0.5	0.4	5.00	478.0	853
BAN20-258	279.0	284.4	5.4	4.4	6.67	1,244.3	1,744
Includes	281.4	282.0	0.6	0.5	33.60	7,130.0	9,650
BAN20-259	296.8	297.3	0.5	0.4	105.00	9,630.0	17,505
BAN20-261	301.5	307.5	0.5	0.4	6.58	1,025.5	1,519
BAN20-264	264.5	265.1	0.6	0.5	0.54	130.0	171
BAN20-265	297.3	297.9	0.6	0.5	45.40	3,470.0	6,875
BAN20-268	341.5	343.9	2.4	1.9	7.84	1,007.2	1,595
Includes	343.4	343.9	0.5	0.4	26.60	3,200.0	5,195
BAN20-269	326.5	327.7	1.2	1.0	5.49	734.0	1,146
BAN20-274	343.7	345.5	1.8	1.4	90.22	9,422.3	16,189
Weight Average				1.5	16.11	2,166.5	3,375

Babicanora Norte Vein, Babicanora Area (all new significant holes greater than 1,000 gpt AgEq):

Hole #	From (m)	To (m)	Drilled Width (m)	Est. True Width (m)	Au gpt	Ag gpt	AgEq* gpt	Location
BAN19-102	95.5	96.0	0.5	0.4	11.90	1,790.0	2,683	BAN
BAN19-103	143.5	144.5	1.0	0.8	34.86	3,617.2	6,231	BAN NW
BAN19-104	212.0	213.4	1.4	1.9	6.33	833.9	1,309	BAN CENTRAL
BAN19-124	101.1	101.9	0.8	0.6	6.55	883.0	1,374	BAN CENTRAL
BAN19-129	179.7	180.2	0.5	0.4	10.30	1,640.0	2,413	BAN NW
BAN19-135	137.7	139.1	1.4	1.1	11.62	1,247.7	2,119	BAN NW
BAN19-137	118.9	119.4	0.5	0.4	91.20	12,844.5	19,684	Area 200
BAN19-138	103.3	105.0	1.7	1.4	7.52	1,050.0	1,614	BAN NW
BAN19-151	126.7	127.2	0.5	0.4	6.15	585.0	1,046	Area 200
BAN19-153	132.6	133.1	0.5	0.4	7.56	727.0	1,294	BAN CENTRAL
BAN19-156	143.2	144.5	1.3	1.0	10.42	1,403.8	2,186	Area 200
BAN19-165	146.9	147.4	0.5	0.5	17.25	1,495.0	2,789	BAN CENTRAL
BAN19-166	132.9	134.6	1.7	1.3	9.66	739.4	1,464	BAN NW
BAN19-170	161.4	163.3	1.9	1.6	10.06	1,962.1	2,717	Area 200
BAN19-178	166.5	168.5	2.0	1.7	29.11	2,663.2	4,846	BAN CENTRAL
BAN19-182	189.0	191.6	2.6	2.1	17.72	1,801.7	3,130	Area 200
BAN19-187	218.9	221.6	2.7	2.1	19.95	2,397.1	3,894	Area 200
BAN19-189	94.3	95.8	1.6	1.3	18.07	2,356.6	3,712	BAN NW
BAN19-192	106.4	108.0	1.6	1.2	8.02	991.3	1,593	BAN NW
BAN19-200	231.5	234.0	2.5	2.0	39.27	3,472.5	6,418	Area 200
BAN19-209	214.6	215.6	1.0	0.8	8.55	2,527.5	3,169	Area 200
BAN19-211	109.5	110.1	0.6	0.5	31.90	1,140.0	3,533	BAN NW
BAN19-213	292.6	295.6	3.0	2.4	45.71	5,577.3	9,006	Area 200
BAN19-218	303.8	304.3	0.5	0.4	2.22	1,805.0	1,972	Area 200
BAN19-223	314.6	316.0	1.4	1.0	21.05	3,034.2	4,613	Area 200
BAN19-232	249.1	250.6	1.5	1.3	5.00	1,839.4	2,214	Area 200
BAN19-234	290.6	293.4	2.8	2.2	11.51	1,161.2	2,024	Area 200
BAN19-235	190.7	194.8	4.1	3.3	3.18	3,742.6	3,981	Area 200
BAN20-236	288.6	294.4	5.8	4.6	6.54	966.5	1,457	Area 200
BAN20-239	212.2	213.4	1.2	0.9	10.79	1,514.5	2,324	Area 200
BAN20-243	253.5	255.5	2.0	1.6	75.78	7,661.9	13,345	Area 200
BAN20-247	148.6	149.1	0.5	0.4	7.57	997.0	1,565	Area 200
BAN20-251	196.3	198.1	1.8	1.5	6.31	1,208.9	1,682	Area 200
BAN20-252	296.4	297.0	0.6	0.5	39.70	4,790.0	7,768	Area 200
BAN20-253	273.7	278.2	4.5	3.5	12.58	1,741.3	2,685	Area 200
BAN20-256	275.6	278.6	3.0	2.4	3.60	732.8	1,003	Area 200
BAN20-258	279.0	284.4	5.4	4.4	6.67	1,244.3	1,744	Area 200
BAN20-259	296.8	297.3	0.5	0.4	105.00	9,630.0	17,505	Area 200
BAN20-261	301.5	307.5	6.0	4.8	6.58	1,025.5	1,519	Area 200
BAN20-265	297.3	297.9	0.6	0.5	45.40	3,470.0	6,875	Area 200
BAN20-268	341.5	343.9	2.4	1.9	7.84	1,007.2	1,595	Area 200
BAN20-269	326.5	327.7	1.2	1.0	5.49	734.0	1,146	Area 200
BAN20-274	343.7	345.5	1.8	1.4	90.22	9,422.3	16,189	Area 200

Note: all numbers are rounded. Based on a cutoff grade of 150 gpt AgEq with no minimum width.

* AgEq based on 75 (Ag):1 (Au) calculated using long-term silver and gold prices of US$17 per ounce silver and US$1,225 per ounce gold, with average metallurgical recoveries of 90% silver and 95% gold.

All assays were completed by ALS Chemex in Hermosillo, Mexico, and North Vancouver, BC, Canada and Bureau Veritas (Inspectorate Ltd.) in Hermosillo, Mexico.

In summary, of the 216 newly reported holes, 115 holes were below the cutoff grade. Specifically, holes BAN19-57, 58, 61 to 63, 65, 67 to 70, 72, 73, 75, 76, 81, 82, 84 to 86, 88, 89, 91 to 93, 96, 97, 100A, 105, 106, 112, 114 to 118, 121 to 123, 125 to 128, 131 to 134, 136, 139 to 144, 149, 152, 154, 155, 157, 159, 162 to 164, 168, 169, 171 to 173, 175, 176, 179 to 181, 184 to 186, 188, 190, 191, 193, 194, 196, 197, 199, 201, 203 to 205, 208, 212, 215, 217, 220 to 222, 224, 229 to 231 and BAN20-237, 241, 242, 244, 246, 248 to 250, 254, 255, 260, 262, 263, 266 and 270 to 272 intersected veining but were below the Company's cutoff grade of 150 gpt AgEq. BAN20-267 and BAN20-273 are pending assays and will be reported when available.

While drilling for the Babi Norte Vein, several intercepts were made in unnamed veins (hangingwall and footwall veins), with the most significant results below:

  BAN19-66: 0.4 metres grading 4.25 gpt Au and 716.0 gpt Ag, or 1,035 gpt AgEq;
  BAN19-71: 1.0 metres grading 1.93 gpt Au and 601.2 gpt Ag, or 746 gpt AgEq;
  BAN19-80: 0.4 metres grading 4.84 gpt Au and 800.0 gpt Ag, or 1,163 gpt AgEq;
  BAN19-95: 0.4 metres grading 17.0 gpt Au and 2,080.0 gpt Ag, or 3,359 gpt AgEq;
  BAN19-120: 0.5 metres grading 3.68 gpt Au and 591.0 gpt Ag, or 867 gpt AgEq;
  BAN19-167: 0.5 metres grading 27.10 gpt Au and 1,765 gpt Ag, or 3,798 gpt AgEq;
  BAN19-182: 0.5 metres grading 7.46 gpt Au and 704.0 gpt Ag, or 1,263 gpt AgEq;
  BAN19-225: 0.4 metres grading 9.22 gpt Au and 1,001.0 gpt Ag, or 1,692 gpt AgEq;
  BAN19-228: 0.9 metres grading 3.75 gpt Au and 460.6 gpt Ag, or 742 gpt AgEq;
  BAN20-253: 0.4 metres grading 19.45 gpt Au and 2,120 gpt Ag, or 3,579 gpt AgEq; and
  BAN20-265: 0.9 metres grading 3.51 gpt Au and 622.6 gpt Ag, or 886 gpt AgEq.

Further work will be completed on these unnamed veins for possible inclusion into the ongoing updated resource and FS.

The discovery of Area 200 provides a better understanding of the Las Chispas epithermal vein mineralization, which should help to refine "the Nature of Multiples" testing of the next vein targets (see attached Figures). The Babi Norte Vein and Area 200 zone are still open to depth and down plunge. Current drilling focus is on expanding Area 200 and applying similar exploration methods which discovered Area 118 and Area 200 to the adjacent Babi Vista and unnamed Babicanora Norte HW and FW veins. SilverCrest has identified 36 veins on the Las Chispas project, with only 11 veins sufficiently drill-tested to-date for resource estimation and reserve consideration. The number of veins to be included in the FS is still being determined.

The Company now has 19 drill rigs operating at site and allocated as follows:

  11 rigs focused on Babi Norte, including Area 200, where several additional in-fill and expansion holes will be completed in Q1, 2020;
  one (1) rig on the Babicanora and Babicanora FW veins finalizing in-fill holes for updated resources and reserve estimation;
  one rig (1) on the Babi Vista Vein for in-fill and expansion; and
  six (6) rigs are drilling the Giovanni Vein, Las Chispas Vein, and Area 118 for in-fill and expansion for inclusion in the FS.

The Company has delivered the updated drill hole database as of February 13, 2020 for the Babicanora Area veins, excluding Babi Norte, to independent consultant, GMining Services Inc. ("GMining"), for updated resource estimation and reserve estimation in the ongoing Feasibility Study anticipated in late H1, 2020. The remaining data including Las Chispas Area veins and Babi Norte Vein will be submitted to GMining by the end of February 2020.

The Qualified Person under National Instrument 43-101 Standards of Disclosure for Mineral Projects for this news release is N. Eric Fier, CPG, P.Eng, and CEO for SilverCrest, who has reviewed and approved its contents.

ABOUT SILVERCREST METALS INC.

SilverCrest is a Canadian precious metals exploration company headquartered in Vancouver, BC, that is focused on new discoveries, value-added acquisitions and targeting production in Mexico's historic precious metal districts. The Company's current focus is on the high-grade, historic Las Chispas mining district in Sonora, Mexico. The Las Chispas Project consists of 28 100%-owned mineral concessions where all of the resources are located. SilverCrest is the first company to successfully drill-test the historic Las Chispas Project, resulting in numerous discoveries that are being evaluated for economic viability and potential production in the future. The Company is led by a proven management team in all aspects of the precious metal mining sector, including taking projects through discovery, finance, on time and on budget construction, and production.

FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking statements" and "forward-looking information" (collectively, "forward-looking statements") within the meaning of Canadian and United States securities legislation. These include, without limitation, statements with respect to: the strategic plans, timing and expectations for the Company's exploration and drilling programs of the Las Chispas Property, including metallurgical test, mineralization estimates and grades for drill intercepts, permitting for various work, and optimizing and updating the Company's resource model and preparing a feasibility study; information with respect to high grade areas and size of veins projected from underground sampling results and drilling results; and the accessibility of future mining at the Las Chispas Property. Such forward-looking statements or information are based on a number of assumptions, which may prove to be incorrect. Assumptions have been made regarding, among other things: the reliability of mineralization estimates, the conditions in general economic and financial markets; availability of skilled labour; timing and amount of expenditures related to rehabilitation and drilling programs; and effects of regulation by governmental agencies. The actual results could differ materially from those anticipated in these forward-looking statements as a result of risk factors including: the timing and content of work programs; results of exploration activities; the interpretation of drilling results and other geological data; receipt, maintenance and security of permits and mineral property titles; environmental and other regulatory risks; project cost overruns or unanticipated costs and expenses; and general market and industry conditions. Forward-looking statements are based on the expectations and opinions of the Company's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made. The Company undertakes no obligation to update or revise any forward-looking statements included in this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

Las Chispas Area
Area 118 zone
300m by 125m by 1.6m*
3,078 gpt AgEq**
Area 200 zone
500m by 125m by 1.5m*
3,387 gpt AgEq**
Babicanora Area
Babi Vista
Target Size Pending
Area 51 zone
20.9M oz AgEq, 1,393 gpt AgEq***
Indicated Resource (March 2019)
Recent Significant Discoveries
Las Chispas Vein
Giovanni Vein
La Blanquita Vein
Ban FW Vein
Ban HW
Babicanora FW Vein
Babicanora Norte Vein
Babi Sur HW Vein
Babi Sur Vein
Babicanora HW Vein
Babicanora Vein
Granaditas Vein
La Victoria Vein
La Bertina Vein
El Muerto Vein
William Tell Vein
Luigi Vein

Babicanora Area Plan Map - February 2020

A'
A
La Bertina Vein
El Muerto Vein
Ban FW Vein
La Blanquita Vein
Giovanni Vein
Las Chispas Vein
Ban HW
Babicanora FW Vein
Babicanora Norte Vein
Babi Central Portal
Area 200
Santa Rosa Portal
Babi Sur HW Vein
Unnamed Vein
La Victoria Vein
Babi Sur Vein
Babi Vista
Area 51
Babicanora HW Vein
Babicanora Vein
Granaditas 3 Vein
Granaditas Dos Vein
Unnamed Vein
Granaditas Vein
2020 Drill Target

*High-grade footprint, vein strike length by height by est. true width, refer to news release Feb. 25, 2019 and PEA.

*** 466,600 tonnes at 7.90 Au gpt and 801 gpt Ag

SILVERCREST Metals Inc.

Long Section (Inclined) of Babicanora Norte (BAN) Vein Looking Southwest

A
A'
Insert 1 – Area 200 Zone
Insert 2 – BAN Central
Insert 3 – BAN NW
Santa Rosa Portal
BAN U/G
Development (projected)
Babi Central Portal
Est. 1,200m Strike Length (March 2019 Resource Estimate)
Est. 2,000m Strike Length (Feb. 2020)

Babicanora Area 3D
Looking NW
Surface
Babicanora
Hangingwall Vein
Santa Rosa
Decline
Babi
Vista Vein
Babicanora Norte
Footwall Vein
Babicanora Norte
Area 200
Babicanora
Footwall Vein
Babicanora
Vein
Babicanora Norte
Hangingwall Veins
Babicanora Norte
Vein

Discovery Hole BAN19-200, 2.0m @ 39.27 gpt Au and 3472.5 gpt Ag, or 6,418 gpt AgEq*

SilverCrest Metals Inc.

0m 150m 300m

Legend (Feb. 2020)

- Current NR Reported DH
- Currently Drilling
- Proposed DH
- Assays Pending
- Completed DH Pierce pt.
- High Grade Footprint
- Projected UG Workings
- PEA Stope design outline

Insert 1 - Long Section (Inclined) Babicanora Norte Vein, BAN Area 200
Looking Southwest

BAN19-209
214.6 to 215.6m
at 3,169 gpt AgEq

BAN20-243
253.5 to 255.5 m
at 13,345 gpt AgEq

500m
Surface
Ave. 125m
0m
50
100
150
200

BAN19-182
188.9 to 191.6m
at 3,130 gpt AgEq

BAN19-137
118.9 to 119.4m
at 19,684 gpt AgEq

BAN20-258
279.0 to 284.4m at 1,744 gpt AgEq*

BAN19-223
314.6 to 316.0m at 4,613 gpt AgEq

BAN19-213
292.6 to 295.6m at 9,006 gpt AgEq

Legend (Feb. 2020)

- Current NR Reported DH
- Currently Drilling
- Proposed DH
- Assays Pending
- Completed DH Pierce pt.
- >1000 gpt Ageq
- High Grade Footprint
- Projected UG Workings
- PEA Stope design outline

Insert 2 - Long Section (Inclined) Babicanora Norte Vein, BAN Central
Looking Southwest

Babi Norte Ramp (Projected)
Surface
Babicanora Central Adit
Projected
UBN-01
UBN-02
UBN-03
UBV-26
??
Babicanora Area 3D Looking NW
Surface
Babicanora Hangingwall Vein
Santa Rosa Decline
Babicanora Norte Footwall Vein
Babi Vista Vein
Babicanora Norte Area 200
Babicanora Footwall Vein
Babicanora Vein
Babicanora Norte Hangingwall Vein
Babicanora Norte Vein
BAN19-178, 1.7m @ 29.11 gpt Au and 2,663.2 gpt Ag, or 4,846 gpt AgEq*
SilverCrest Metals Inc.
0m
50m
100m
*AgEq based on 75 (Ag):1 (Au) calculated using long-term silver and gold prices of US$17.00 per ounce silver and US$1,325 per ounce gold, with average metallurgical recoveries of 90% silver and 95% gold.
Legend (Feb. 2020)
Current NR Reported DH
Currently Drilling
Proposed DH
Assays Pending
Completed DH Pierce pt.
High Grade Footprint
Projected UG Workings
PEA Stope design outline

Insert 3 - Long Section (Inclined) Babicanora Norte Vein, BAN NW
Looking Southwest

Surface
219
216
186
184
198
211
214
202
189
192
193
199
166
203
120
116
138
135
190
196
121
51
163
115
112
113
110
161
103
131
142
149
225
107
155
54
76
79
52
118
158
57
94
143
123
97
206
106
129
127
18
55
56
73
83
86
167A
101
134
152
81
173
126
160
96
154
87
147
92
179
176
70
90
146
150
100
140
0m
50m
100m
*AgEq based on 75 (Ag):1 (Au) calculated using long-term silver and gold prices of US$17.00 per ounce silver and US$1,225 per ounce gold, with average metallurgical recoveries of 90% silver and 95% gold.
Legend (Feb. 2020)
Current NR Reported DH
Currently Drilling
Proposed DH
Assays Pending
Completed DH Pierce pt.
High Grade Footprint
Projected UG Workings
PEA Stope design outline
Babicanora Area 3D
Looking NW
Surface
Babicanora Hangingwall Vein
Santa Rosa Decline
Babi Vista Vein
Babicanora Norte Footwall Vein
Babicanora Norte Area 200
Babicanora Footwall Vein
Babicanora Vein
Babicanora Norte Hangingwall Veins
Babicanora Norte Vein

N. Eric Fier, CPG, P.Eng Chief Executive Officer SilverCrest Metals Inc.

For Further Information:

SilverCrest Metals Inc.

Contact: Jacy Zerb, Investor Relations Manager

Telephone: +1 (604) 694-1730

Fax: +1 (604) 357-1313

Toll Free: 1-866-691-1730 (Canada & USA)

Email: info@silvercrestmetals.com

Website: www.silvercrestmetals.com

570 Granville Street, Suite 501

Vancouver, British Columbia V6C 3P1